Exhibit 99.1

ELECTRAMECCANICA VEHICLES CORP.

102 East 1st Avenue, Vancouver, British Columbia, Canada, V5T 1A4

Telephone: (604) 428-7656 and Email: info@electrameccanica.com

NOTICE OF VIRTUAL ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Virtual Annual General and Special Meeting (the “Meeting”) of shareholders (the “Shareholders”) of Electrameccanica Vehicles Corp. (the “Company”) will be held on Thursday, July 9, 2020 at 6:00 p.m. Pacific Time. Registered Shareholders (as described in the Information Circular accompanying this Notice of Meeting under the heading “Voting at the Meeting”) and duly appointed proxyholders can attend the Meeting online at https://web.lumiagm.com/103122260 where they can participate, vote or submit questions during the Meeting’s live webcast.

The Meeting is being held for the following purposes:

1.	to receive the audited financial statements of the Company for the financial year ended December 31, 2019, the report of the auditor thereon and the related management discussion and analysis;

2.	to elect directors of the Company for the ensuing year;

3.	to appoint the auditor of the Company and to authorize the directors to fix the auditor’s remuneration; and

4.	to consider, and if thought fit, to ratify, confirm and approve the Company’s 2020 Stock Incentive Plan as described in more detail in the accompanying Information Circular.

Specific details of the above items of business are contained in the Information Circular that accompanies this Notice of Meeting (the “Notice”). The Meeting will also consider any permitted amendment to or variation of any matter identified in this Notice and will transact such other business as may properly come before the Meeting or any adjournment thereof.

Registered Shareholders who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy, or another suitable form of proxy, and deliver it in accordance with the instructions set out in the form of proxy and in the Information Circular.

Non-registered shareholders must follow the instructions set out in the form of proxy or voting instruction form and in the Information Circular to ensure that their shares will be voted at the Meeting. If you hold your shares in a brokerage account you are a non-registered (beneficial) shareholder.

Dated at Vancouver, British Columbia, Canada, on this 2nd day of June, 2020.

BY ORDER OF THE BOARD OF DIRECTORS OF THE COMPANY

“Michael Paul Rivera”

Michael Paul Rivera
Chief Executive Officer

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